Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
ASCENA RETAIL GROUP, INC.

ASCENA RETAIL GROUP, INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: The first paragraph of Section 4 of the Third Amended and Restated Certificate of Incorporation of said Corporation is hereby amended and restated to read in its entirety as set forth below:

“Section 4. The total authorized capital stock of the Corporation shall consist of the following classes of stock: (a) One Hundred Thousand (100,000) shares of preferred stock with a par value of one cent ($0.01) per share (“Preferred Stock”); and (b) Eighteen Million (18,000,000) shares of common stock with a par value of one cent ($0.01) per share (“Common Stock”). Upon the filing and effectiveness (the “Effective Time”) pursuant to the General Corporation Law of the State of Delaware (the “DGCL”) of this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of the Corporation, each twenty (20) shares of the Corporation’s Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be reclassified, combined and converted into one validly issued, fully paid and non-assessable share of Common Stock, par value $0.01 per share, of the Corporation. No fractional shares will be issued in connection with the foregoing. In lieu thereof, the Corporation’s transfer agent shall aggregate all fractional shares and sell them as soon as practicable after the Effective Time at the then-prevailing prices on the open market, on behalf of those stockholders who would otherwise be entitled to receive a fractional share, and after the transfer agent’s completion of such sale, stockholders shall receive a cash payment from the transfer agent in an amount equal to their respective pro rata shares of the total net proceeds of that sale.

Subject to the rights of the holders of any series of Preferred Stock as provided for or fixed pursuant to the provisions of subsection (a) of this Section 4, the number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote generally in the election of directors, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), voting together as a single class, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased.”

SECOND: The foregoing amendment was duly adopted by the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware on December 10, 2019, at an Annual Meeting of the Stockholders of the Corporation, and such amendment has not been subsequently modified or rescinded.

THIRD: This Certificate of Amendment shall become effective as of December 18, 2019 at 5:30 p.m.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 17th day of December, 2019.

By: /s/ Gary Muto
Name:    Gary Muto
Title:    Chief Executive Officer